Alternative Energy Partners, inc.
1365 N. Courtenay Parkway, Suite A
merritt island, fl 32953
Telephone 321.452.9091
Facsimile 321-452-9093

Berman & Company, PA                                                       By e-mail to info@bermancpa.com and
551 NW 77th Street, Suite 107                                                       Facsimile to 561-892-3715
Boca Raton, FL 33487

By this letter, we are advising you that Alternative Energy Partners, Inc. has decided to retain another independent accounting firm to audit the financial statements for the Company for the fiscal year ended July 31, 2010 and the remaining interim period ending April 30, 2010.  This change is effective immediately.

Attached to this letter is the report on Form 8-K which we filed with the United States Securities and Exchange Commission on May 26, 2010, including the disclosures required by Item 304(a) of Regulation SK.  Please furnish us with a letter, within ten (10) business days of this date, addressed to the Commission  stating whether you agree or disagree with our statements made in response to Item 304(a) contained in the Report, and, if not, stating the reasons why you disagree.

Thank you for your past services to the Company.  If there is a current balance outstanding that is still owed to you for past services, please let me know and I will see that it is remitted to you immediately.

Sincerely,

/s/ Robert Hipple

Robert Hipple
Corporate General Counsel